Exhibit 30(d)(xlii)

ENDORSEMENTS

(Only we can endorse this contract.)

ALTERATION OF TEXT

The provision of this contract entitled "Assignment" is replaced at issue by the following:

Assignment We will not be deemed to know of an assignment unless we receive it, or a copy of it, at our Home Office. We are not obliged to see that an assignment is valid or sufficient. This contract may not be assigned to any employee benefit plan or program without our consent. This contract may not be assigned if such assignment would violate any federal, state, or local law or regulation prohibiting sex distinct rates for insurance.

The Prudential Insurance Company of America,

By Dorothy K. Light
Secretary

ORD 89224-94